May 12, 2011

By EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington D.C. 20549
Attention: Mr. Jim Peklenk
Staff Accountant

Re: Principal Financial Group, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2010
File No. 001-16725

Dear Mr. Peklenk:

This confirms our exchange of voice mail messages today regarding the proposed submission date for Principal Financial Group, Inc.’s response to the Staff’s comment letter dated May 2, 2011, concerning the above-referenced periodic report.

You requested the company to respond within ten business days, or in the alternative, to inform the Staff when the company will provide a response. As indicated, the company plans to provide its response no later than May 23, 2011.

Please let me know if your recollection of our exchange is inconsistent with what I have described. Please call me if you have any questions or comments.

Sincerely,

/s/ Patrick A. Kirchner

Patrick A. Kirchner
Assistant General Counsel
Voice: 515-235-9417
Facsimile: 515-248-3011
Kirchner.Patrick@principal.com

cc:	Jim B. Rosenberg (Securities and Exchange Commission)
Joel Parker (Securities and Exchange Commission)